UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Performant Financial Corporation
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

71377E105
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 71377E105	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,675,597

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,675,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,675,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 71377E105	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,371,158

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,371,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,371,158

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 71377E105	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
739,741

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
739,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
739,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 71377E105	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,564,698

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,564,698

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,564,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 71377E105	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,675,597

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,675,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,675,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 7 of 13 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Performant Financial Corporation (the “Issuer”), whose principal executive offices are located at 333 North Canyons Parkway, Livermore, CA 9455.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Boathouse Row I, L.P., a Delaware limited partnership (“BRI”);
(ii)	Boathouse Row II, L.P., a Delaware limited partnership (“BRII”);
(iii)	Boathouse Row Offshore Ltd., a Cayman Islands corporation (“BRO”, and together with BRI and BRII, the “Boathouse Funds”);
(iv)	Philadelphia Financial Management of San Francisco, LLC, a California limited liability company, General Partner of BRI and BRII, and Investment Advisor to BRO (“Philadelphia Financial”); and
(v)	Jordan Hymowitz, Managing Member of Philadelphia Financial.

Set forth in the attached Exhibit B and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of the Reporting Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

(c) The principal business of the Boathouse Funds is investing in securities and related instruments. The principal business of Philadelphia Financial is the performance of investment management and advisory services. The principal business of Mr. Hymowitz is to serve as Managing Member of Philadelphia Financial.

(d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, without admitting or denying the SEC’s findings (except as to jurisdiction), Philadelphia Financial voluntarily consented to the SEC’s entry of an Order that included findings, a Cease and Desist order, a requirement to pay $154,443.60 in disgorgement and interest, and a $65,000 civil penalty related to alleged violations of Rule 105 of Regulation M.   As reflected in the SEC’s Order, Philadelphia Financial undertook prompt remediation and cooperated with the SEC during its investigation.

(f) The place of organization of (i) Philadelphia Financial is California, United States of America; (ii) BRI and BRII is Delaware, United States of America; and (iii) BRO is the Cayman Islands. The citizenship of Mr. Hymowitz is the United States of America. The citizenship of each Covered Person is set forth on the Exhibit B and incorporated herein by reference.

SCHEDULE 13D

Page 8 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The purchases of shares of Common Stock reported herein were made using funds from the working capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  A total of $7,082,176.69 (including brokerage commissions) was paid to acquire the shares of Common Stock reported in this Schedule 13D, including:  (i) $2,416,909.92 paid by BRI; (ii) $1,950,478.66 paid by BRII; and (iii) $2,714,788.11 paid by BRO.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer’s Common Stock represented an attractive investment opportunity.  The Reporting Persons believe that the Common Stock at current market prices is undervalued.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, at any time and from time to time, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), (ii) disposing of any or all of their Securities, in the open market or otherwise, (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) proposing one or more directors for the Issuer’s Board; and (iv) engaging in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (e), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Based on information in the Issuer’s Form 10-Q filed November 8, 2016, there were 50,226,376 shares of the Common Stock outstanding as of November 8, 2016.

(a)           As of December 21, 2016, each of Philadelphia Financial and Mr. Hymowitz may be deemed to be the beneficial owner of 3,675,597 shares of Common Stock, which represents approximately 7.32% of the outstanding shares of Common Stock.  This amount includes:  (i) 1,371,158 shares of Common Stock beneficially owned by BRI, which represents approximately 2.73% of the outstanding shares of Common Stock; (ii) 739,741 shares of Common Stock beneficially owned by BRII, which represents approximately 1.47% of the outstanding shares of Common Stock; and (iii) 1,564,698 shares of Common Stock beneficially owned by BRO, which represents approximately 3.12% of the outstanding shares of Common Stock.

SCHEDULE 13D

Page 9 of 13 Pages

(b)           Each of Philadelphia Financial and Mr. Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 3,675,597 shares of Common Stock, which includes shared power over:  (i) 1,371,158 shares of Common Stock with BRI; (ii) 739,741 shares of Common Stock with BRII; and (iii) 1,564,698 shares of Common Stock with BRO.

(c)           Please refer to Exhibit C for transactions in the Issuer’s securities during the past sixty days, including the transaction date, number of shares of Common Stock purchased or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Boathouse Fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 22, 2016, the Reporting Persons entered into a Joint Filing Agreement, pursuant to Rule 13d-1(k), to file this Schedule 13D.  A copy of the Joint Filing Agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and  any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated December 22, 2016

Exhibit B:	Listing of Covered Persons

Exhibit C:	Schedule of Transactions

SCHEDULE 13D

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
	By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.
By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ
/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Performant Financial Corporation, dated as of December 22, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: December 22, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
	By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.
By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.
By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ
/s/ Jordan Hymowitz

SCHEDULE 13D

Page 12 of 13 Pages

EXHIBIT B

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Philadelphia Financial

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

BRI

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

BRII

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

BRO

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Advisor	Investment Management	California	(1)
Rachael Clarke	Director	Investment Management	United States	(1)
Chris Bowring	Director	Professional Director	Cayman Islands	Cayman Islands
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	Cayman Islands

(1)  The address of the principal place of business of each of the Covered Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

SCHEDULE 13D

Page 13 of 13 Pages

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Weighted-Average Price*	Price Range	How Transaction Effected
11/01/2016	Boathouse Row I, LP	BUY	7,120	$3.47	$3.24-$3.55	Open Market
11/01/2016	Boathouse Row II, LP	BUY	2,377	$3.47	$3.24-$3.55	Open Market
11/01/2016	Boathouse Row Offshore Ltd.	BUY	8,040	$3.47	$3.24-$3.55	Open Market
11/07/2016	Boathouse Row II, LP	SELL	(2,200)	$4.01	$4.00-$4.02	Open Market
11/09/2016	Boathouse Row I, LP	BUY	5,000	$3.65	$3.53-$3.77	Open Market
11/09/2016	Boathouse Row Offshore Ltd.	BUY	5,000	$3.65	$3.53-$3.77	Open Market
11/14/2016	Boathouse Row II, LP	SELL	(1,500)	$4.00	$4.00-$4.02	Open Market
11/16/2016	Boathouse Row II, LP	SELL	(1,822)	$4.00	$4.00-$4.02	Open Market
12/01/2016	Boathouse Row I, LP	BUY	20,879	$3.50	$3.49-$3.50	Open Market
12/01/2016	Boathouse Row Offshore Ltd.	BUY	1,098	$3.50	$3.49-$3.50	Open Market
12/19/2016	Boathouse Row I, LP	BUY	7,000	$2.30	$2.29-$2.30	Open Market
12/19/2016	Boathouse Row Offshore Ltd.	BUY	7,644	$2.30	$2.29-$2.30	Open Market
12/20/2016	Boathouse Row I, LP	BUY	6,659	$2.29	$2.26-$2.30	Open Market
12/20/2016	Boathouse Row Offshore Ltd.	BUY	6,921	$2.29	$2.26-$2.30	Open Market
12/21/2016	Boathouse Row I, LP	BUY	5,000	$2.27	$2.25-$2.31	Open Market
12/21/2016	Boathouse Row Offshore Ltd.	BUY	5,000	$2.27	$2.25-$2.31	Open Market

* The prices in this column reflect a weighted average price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock bought and sold at each separate price within the ranges set forth in the Price Range column.